Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-11

Silver North Planning Main Fault Follow-Up Drilling at Haldane Silver Property, Yukon

•Ten holes to follow up 2024 Main Fault discovery, testing down-dip and strike potential.

•Targeting mid-August program start up.

Vancouver, BC, July 30, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) announces the details of the 2025 exploration program at the Company’s flagship Haldane Property in the historic Keno Hill Silver District, Yukon.

“We are excited to commence the 2025 program at Haldane, to expand upon our discovery at the Main Fault in 2024,” stated Jason Weber, P.Geo., President and CEO of Silver North. “With high grade silver intersections of 1.83 metres (true width) averaging 1,088 g/t silver and 3.90 g/t gold as well as wider intersections of silver mineralization such as 5.81 metres (true width) averaging 365 g/t silver and 0.23 g/t gold, the Main Fault has elevated to the highest priority of our five drill targets.”

The ten hole (~2,500 metres) diamond drilling program will target expansion of Keno-style silver lead-zinc mineralization at the newly identified Main Fault target, a wide zone with at least three high grade silver veins identified to date. One hole will test the continuity of mineralization approximately 60 m down dip of the HLD24-30 intersection. The remaining holes, subject to in-field adjustments due to logistical consideration or visual results, will consist of fans of 3 holes on sections approximately 50 and 100 metres southwest and 50 metres northeast of the discovery section to test the strike and depth continuity of mineralization (Figures 1, 2). Time and budget permitting, one hole may also be completed at the Bighorn target, following up on silver-bearing quartz-siderite-galena veins intersected in the only drillhole at Bighorn.

Silver North has engaged Paycore Diamond Drilling as the drill contractor for the program and Hardline Exploration Services Ltd, to provide staffing and camp support. The program is expected to commence in mid-August.

Figure 1 - Main Zone Plan with proposed drill sections

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
1300m
1250m
1200m
1150m
1100m
1050m
1000m
D
D'
3.6m @ 223g/t Ag
HLD13-12
HLD24-30
HLD24-29
A
B
C
D
E
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
Proposed 2025 drill hole
50m

HLD13-12 historic		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E		3.06	N/A	84	0.12	0.14	1.39	**151**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A		15.80	13.75	157	0.08	1.42	0.67	**233**
	including	2.40	2.09	206	0.10	1.49	1.36	**311**
	including	3.50	3.05	460	0.15	4.34	1.23	**653**
	and incl.	1.90	1.66	777	0.25	7.86	2.21	**1123**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B		5.30	4.61	53	0.06	1.13	1.43	**147**
	including	2.10	1.83	105	0.04	2.61	2.07	**268**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C		2.50	1.83	1088	3.9	1.89	0.63	**1491**
	including	1.00	0.73	2470	9.64	3.88	0.99	**3422**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D		38.80	28.36	130	0.09	0.55	0.52	**174**
	including	0.80	0.58	1210	0.42	3.15	0.45	**1358**
	including	7.95	5.81	365	0.23	1.80	1.37	**491**
	and incl.	4.15	3.03	423	0.25	1.30	1.01	**522**
	and incl.	1.00	0.73	1025	0.54	8.52	2.18	**1415**
	including	1.25	0.91	194	0.18	0.54	1.08	**266**

Figure 2 - Cross Section D-D' - Main Fault Drilling

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

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